SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

  X   Form 10-K     Form 20-F     Form 11-K    Form 10-Q    Form N-SAR
------          ----         ----          ----         ----

                       Commission file number 0-30653
                                             --------

                    Secured Diversified Investment, Ltd.
                   --------------------------------------
                          Full Name of Registrant

                             5030 Campus Drive
                             ------------------
         Address of Principle Executive Offices (street and number)

                      Newport Beach, California 92612
                    -----------------------------------
                          City, State and Zip Code


Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X  (a)  The reasons described in reasonable detail in Part III of this form
----      could not be eliminated without unreasonable effort of expense;

  X  (b)  The subject annual report, semi-annual report, transition report on
---- Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statements or other exhibit required by Rule 12b-
----      25 (c) has been attached if applicable.


                            Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report of the Registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.


Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification.

     Clifford L. Strand         (949)           851-1069
     ------------------       ---------      --------------
     Name                     Area Code      Telephone Number

2. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X   Yes      No
     -----     ----

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       X   Yes      No
     -----     -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     At the year ended December 31, 2002, the Company had no significant business activities. Since then, the Company has acquired certain real properties with the associated expenses and revenues. As a result of the acquisition of these real properties, the Company anticipates that the results of operations reflected by the earnings statements which will be disclosed in its Form 10-KSB for the year ended December 31, 2003 will vary materially from the Company's financial information for the same period of 2002. In particular, the Company anticipates a net loss of approximately $1,300,000 for the year ended December 31, 2003 compared to a net loss of approximately $300,000 for the corresponding period of 2002.

                    Secured Diversified Investment, Ltd.
                    -----------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2004          /S/ Munjit Johal
                              --------------------------------
                              Munjit Johal
                              Chief Financial Officer